Exhibit 3.7

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Curaleaf Holdings, Inc. (the "Company" or "Curaleaf")
250 Harbor Drive

Floor 3

Stamford, Connecticut

06902

2.	Date of Material Change

June 5, 2026

3.	News Release

The news release issued with respect to the material change was disseminated through Newswire on June 3, 2026 and a copy was filed under the Company's profile on SEDAR+.

4.	Summary of Material Change

On June 5, 2026, following approval by its board of directors, the Company effected a reverse stock split of its issued and outstanding subordinate voting shares ("Subordinate Voting Shares") at a ratio of three (3) pre-reverse stock split Subordinate Voting Shares to one (1) post-reverse stock split Subordinate Voting Shares. The Subordinate Voting Shares commenced trading on a post-reverse stock split basis at the start of trading on June 5, 2026. The Company also effected a concurrent consolidation of its multiple voting shares (the "Multiple Voting Shares") at the same ratio of three (3) pre-consolidation Multiple Voting Shares to one (1) post-consolidation Multiple Voting Shares so as to maintain and preserve the relative rights of the holders of the shares of each class of shares of the Company.

5.	Full Description of Material Change

5.1.	Full Description of Material Change

On June 5, 2026, following approval by its board of directors, the Company effected a reverse stock split of its issued and outstanding Subordinate Voting Shares at a ratio of three (3) pre-reverse stock split Subordinate Voting Shares to one (1) post-reverse stock split Subordinate Voting Shares (the "Reverse Stock Split"). The Subordinate Voting Shares commenced trading on a post-Reverse Stock Split basis at the start of trading on June 5, 2026.

As part of the Reverse Stock Split, the Company also effected a concurrent consolidation of its Multiple Voting Shares at the same ratio of three (3) pre-consolidation Multiple Voting Shares to one (1) post-consolidation Multiple Voting Shares so as to maintain and preserve the relative rights of the holders of the shares of each class of shares of the Company.

Letters of transmittal have been mailed to all registered holders of Subordinate Voting Shares and Multiple Voting Shares with instructions on how to exchange existing share certificates for new share certificates or DRS statements.

Prior to implementing the Reverse Stock Split, the Company had 698,731,895 Subordinate Voting Shares issued and outstanding and immediately after implementing the Reverse Stock Split, the Company had approximately 232,910,632 Subordinate Voting Shares issued and outstanding.

The Subordinate Voting Shares' new CUSIP number is 23126M300 and their new ISIN number is CA23126M3003.

No fractional Subordinate Voting Shares or Multiple Voting Shares were issued as a result of the Reverse Stock Split. The holdings of any holder of Subordinate Voting Shares or Multiple Voting Shares who would otherwise be entitled to receive a fractional Subordinate Voting Share or Multiple Voting Share as a result of the Reverse Stock Split were rounded up to the next higher whole number if the fraction was 0.5 or greater, and rounded down to the next lower whole number if the fraction was less than 0.5.

5.2.	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Camilo Lyon, Chief Investment Officer
Phone number: 781-451-0117

9.	Date of Report

June 15, 2026.